Exhibit 17.1

September 26, 2008

Matthew J. Marcus
Chairman and CEO Tech Power, Inc.

Re: Board Resignation

Dear Mr. Marcus,

Please accept my resignation from the Board of Directors of Tech Power, Inc. effective September 26, 2008.

I wish you the best of luck in your endeavors to create sustainable stockholder value for the current shareholders of Tech Power, Inc.

Best regards,

/s/ Mitchell S. Marcus
Mitchell S. Marcus
Former Chairman and CEO